Exhibit (a)(1)(E)

January 18, 2008

Dear Stockholder:

We are pleased to inform you that on December 21, 2007, Golden Telecom, Inc. (“Golden Telecom”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VimpelCom Finance B.V. (“Parent”) and Lillian Acquisition, Inc. (“Offeror”). Parent is a wholly owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) and Offeror is a wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, Offeror has commenced a cash tender offer to purchase any and all outstanding shares of Golden Telecom’s Common Stock at a price of $105.00 per share in cash (the “Offer Price”) without interest (less any amounts required to be deducted and withheld under any applicable law) on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute (the “Offer”). Unless extended by the Offeror, the Offer is currently scheduled to expire at 12:00 midnight, New York time, on February 15, 2008. Following the consummation of the Offer, Offeror will merge (the “Merger”) with and into Golden Telecom and all shares of Golden Telecom’s Common Stock not purchased in the Offer will automatically be canceled and converted into the right to receive the Offer Price in cash (other than shares owned by Golden Telecom or its subsidiaries or Parent or Offeror, all of which will be canceled without any payment therefor, and other than shares held by dissenting stockholders, if applicable). Offeror’s obligation to purchase shares tendered in the Offer is subject to at least 63.3% of Golden Telecom’s outstanding shares of Common Stock being validly tendered into the Offer and not withdrawn and to certain other conditions described in the Offer to Purchase. There is no financing condition to the Offer.

Golden Telecom’s board of directors (the “Board”) established a special committee of directors unaffiliated with VimpelCom and its shareholders to review and evaluate, negotiate and make a recommendation to the Board with respect to a potential transaction.

THE SPECIAL COMMITTEE AND THE BOARD OF GOLDEN TELECOM EACH UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK INTO THE OFFER.

In making their determinations and arriving at their recommendations, the special committee and the Board carefully considered a number of factors which are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, which we urge you to read carefully.

Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to Offeror pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares of Golden Telecom Common Stock to Offeror pursuant to the Offer. We urge you to read each of the enclosed materials carefully before making a decision with respect to the Offer.

Very truly yours,

Jean-Pierre Vandromme

Chief Executive Officer

Securities Law Disclosure: The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Golden Telecom, Inc. VimpelCom Finance B.V. and Lillian Acquisition, Inc. have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Golden Telecom stockholders. Golden Telecom has filed with the Securities and Exchange Commission, and has mailed to Golden Telecom stockholders, a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer, including the terms of the tender offer, and stockholders of Golden Telecom are urged to read them carefully. Stockholders of Golden Telecom may obtain a free copy of these documents and other documents filed by Golden Telecom or Lillian Acquisition, Inc. with the Securities and Exchange Commission at the website maintained by the Securities and Exchange Commission at http://www.sec.gov or by contacting the information agent for the tender offer, DF King & Co., Inc. at (212) 269-5550 or toll free at (800) 431-9633.